SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2005

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Betaferon® demonstrates impressive protection against progression to MS in the BENEFIT study

New data on Betaferon® (Interferon beta-1b) from the BENEFIT study show 50 percent risk reduction in developing clinically definite MS in patients with newly emerging MS

Thessaloniki, Greece, September 30, 2005 – Schering AG (FSE: SCH, NYSE: SHR) announced today the results of the BENEFIT* study which showed that Betaferon® 250mcg treatment reduced the risk of developing clinically definite MS (CDMS) by 50 percent compared with placebo.1,2 The results were presented at the joint ECTRIMS/ACTRIMS Congress** in Thessaloniki, Greece. Furthermore, patients in the Betaferon® group were two times better protected3 against developing MS as defined by the McDonald diagnostic criteria.4

Left untreated in the placebo group, about half of the people who experienced a first clinical attack suggestive of MS developed MS within the first six months, as defined by the McDonald criteria. Additionally 85 percent went on to be diagnosed within two years.1

“The data on Betaferon® will improve therapy options for the treatment of newly emerging MS,” said Dr Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG Germany. “They demonstrate the importance of treating patients early on to provide rapid, early control of progression to definite Multiple Sclerosis. The BENEFIT study on Betaferon® is the first study in such patients with a high-dose, high-frequency IFNB and we are looking forward to submitting these data to regulatory authorities for label enhancement.”

“The BENEFIT results with Betaferon show a very pronounced and statistically robust effect on the development of MS for people who are at risk,” said Ludwig Kappos, Professor of Neurology and Clinical Neuroimmunology at the University of Basel, Switzerland and lead investigator of the BENEFIT study. “The BENEFIT study was rigorously controlled and will support doctors making early treatment decisions with a high-dose, high-frequency therapy after a single clinical event. These data further support the opinion that the earlier you treat with an effective therapy, the better the outcome.”

The multi-centre, double-blind, randomized, phase III BENEFIT study was conducted in 98 centres in 20 countries and included a total of 487 patients presenting with a single clinical episode suggestive of MS, for a period of up to 24 months. Over this period, the risk to develop CDMS was 45 percent in the placebo group compared to 28 percent in the Betaferon® group (p< 0.0001). The risk of developing MS based on clinical criteria, which was the main primary endpoint of the study, was reduced by 50 percent.2 A similar reduction in risk of 46 percent was seen for the progression to MS according to the McDonald MS criteria4 which was the co-primary endpoint of the study.

In patients with monofocal disease manifestation, the effects of Betaferon® were even more pronounced with a 58 percent reduction in conversion to CDMS.5 It may indicate that treating a patient with less indication of disease manifestation can yield a more robust result than in patients with multifocal disease manifestation.

Betaferon® was also very well accepted in the BENEFIT study, with 93 percent of patients completing the two-year study period. More than 95 percent of all patients completing the study have elected to continue with Betaferon® as part of an open-label follow-up study. The implementation of a dose titration scheme at the initiation of therapy, the use of auto-injectors and co-medication with an analgesic may have contributed to high patient acceptance.

* Stands for: Betaferon®/Betaseron® in Newly Emerging MS For Initial Treatment

** 21st Congress of the European Committee for the Treatment and Research in Multiple Sclerosis/10th Annual Meeting of the Americas Committee for Treatment and Research in Multiple Sclerosis, Thessaloniki, Greece

References

1.	L. Kappos. Betaferon® in Newly Emerging Multiple Sclerosis for Initial Treatment (BENEFIT): clinical results. Presented at ECTRIMS/ACTRIMS 2005.
2.	50 percent risk reduction based on adjustment for a standard set of baseline covariates
3.	At the end of the study period of two years.
4.	McDonald et al. Recommended Diagnostic Criteria for MS. Ann Neurol 2001; 50:121-127 (CDMS criteria are based on clinical evidence, McDonalds MS criteria also include MRI findings).
5.	58 percent risk reduction based on adjustment for a standard set of baseline covariates.

Additional information

ABOUT BENEFIT

Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings received either eight million units of interferon beta-1b (Betaferon®) every other day or placebo as a subcutaneous injection. Treatment continued for up to 24 months unless patients experienced a second attack and were diagnosed with clinically definite MS. The two co-primary efficacy outcomes were time to CDMS, based on a second clinical demyelinating event or an Expanded Disability Status Scale (EDSS) progression >=1.5 points, and time to MS according to the McDonald criteria. All study participants completing the double blind study were then invited to participate in a separate open-label follow-up study with Betaferon® which will prospectively assess the impact of such early treatment with Betaferon® on the long-term course of the disease for a total observation time of five years, including the impact of early treatment on the formation of new brain lesions as measured by magnetic resonance imaging (MRI).

BENEFIT patients included those who had a first clinical demyelinating event either monofocal (i.e. clinical evidence of a single lesion) or multifocal (i.e.clinical evidence of more than one lesion). Inclusion of both patient groups is important because this is representative for the patient population with a single event.

ABOUT BETAFERON

Betaferon®/Betaseron® was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon® has the broadest experience of any MS medication. In the US, Europe and Japan, Betaferon® has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years’ follow up of people treated with Betaferon has shown that it is safe and well tolerated.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Pharma Communication: Dr Claudia Schmitt, T: +49-175 438 6476, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Marcy Funk, T: +1-973-487 2095, marcy_funk@berlex.com

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication
Schering AG

Date: September 30, 2005